Exhibit 99.1

Operating and Financial Review and Prospects

This report contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our condensed consolidated financial statements and related notes included elsewhere in this report.

A. Operating Results

Overview

We are a provider of transportation services that employs environmentally friendly practices with the aim of facilitating reuse of C&D materials and reduction of construction waste. Through our operating subsidiary in Hong Kong, we operate in the construction industry, mainly handling transportation of materials excavated from construction sites. Our services principally comprise of soil and rock transportation services and construction works, which mainly include ELS works and bored piling. We generally provide our services as a subcontractor to other construction contractors in Hong Kong.

How We Assess Performance of Our Business

Revenues

Our revenues are principally generated from handling transportation of materials excavated from construction sites and construction services.

Revenues from handling transportation of materials excavated from construction sites is recognized on completion of the related services. While revenues from provision of construction services are recognized based on the stage of completion of the contracts.

Our revenues are affected by the development of the construction industry which includes development of residential, commercial, industrial and infrastructure projects. The timing, size and nature of these projects will, on the other hand, be determined by a number of factors such as the Hong Kong government’s spending budget on construction projects, the investment of property developers and the general conditions and prospects of the local economy.

Gross profit

Gross profit represents revenues less costs for providing transportation services, cost of diesel oil or costs of provision of construction services. Our cost of sales mainly comprised subcontracting charges, fuel costs, depreciation of machinery and direct labor costs. Although we determine our project prices based on a cost-plus method with reference to the time, costs and potential income estimated to be involved in a project, the actual time and costs involved in completing our construction related projects or transportation services may be adversely escalated in materials and labor, adverse weather conditions, the length of time we store or handle the excavated materials, and changes in rules, regulations, and policies in Hong Kong. Therefore, any failure to control and manage the cost and time involved in a project may give rise to delays in completion of work and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability, and liquidity.

Depreciation and Amortization

We carry plant and equipment on our balance sheet at cost, net of accumulated depreciation and amortization. Depreciation on plant and equipment are computed on a straight-line basis over the estimated useful life of the asset.

General and Administrative Expenses

Our general and administrative expenses consisted mainly of staff costs, transportation costs, amortization of right-of-use assets for operating lease, and amortization of right-of-use assets for finance lease on motor vehicles for administrative purpose, provision of credit loss, legal and professional fees, insurance expenses, office and rental expenses and other miscellaneous expenses.

Interest Expense

Our interest expense is mainly related to our interest expenses incurred by finance leases of motor vehicles and machinery and bank borrowings.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. As a result, management is required to routinely make judgments and estimates about the effects of matters that are inherently uncertain. Actual results may differ from these estimates under different conditions or assumptions.

Critical accounting policy is both material to the presentation of financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on financial condition or results of operations. Accounting estimates and assumptions may become critical when they are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

Critical accounting estimates are estimates that require us to make assumptions about matters that were highly uncertain at the time the accounting estimate were made and if different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Due to the level of activity and lack of complex transactions, we believe there are currently no critical accounting policies and estimates that affect the preparation of our financial statements.

Exchange Rate

The exchange rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items throughout the six-month ended September 30, 2024 to 2025.

Results of Operations

Comparison of six months ended September 30, 2024 and 2025

The following table sets forth a summary of the condensed consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our total revenues.

	For the six months ended September 30,
	2024	2025	% of change
	USD	USD
Revenues
Revenue generated from third parties	9,573,479	5,042,475	(47.3)%
Revenues generated from related parties	-	396,810	N/A
	9,573,479	5,439,285	(43.2)%
Cost of sales
Cost of sales charged by third parties	(7,714,821)	(4,793,131)	(37.9)%
Cost of sales charged by related parties	(450,340)	(571,519)	26.9%
Cost of sales	(8,165,161)	(5,364,650)	(34.3)%

Gross profit	1,408,318	74,635	(94.7)%

Operating expenses:
General and administrative expenses	(784,754)	(5,193,342)	561.8%

Income (loss) from operations	623,564	(5,118,707)	(920.9)%

Other (expense) income, net	(125,426)	41,329	(133.0)%
Interest expense	(93,880)	(104,206)	11.0%

Income (loss) before tax expense	404,258	(5,181,584)	(1,381.8)%
Income tax (expense) recovery	(77,792)	99,416	(227.8)%
Net income (loss)	326,466	(5,082,168)	(1,656.7)%

Revenues

Our revenues decreased by 43.2% to USD5,439,285 (of which USD 396,810 was generated from related parties) for the six months ended September 30, 2025, from USD 9,573,479 for the six months ended September 30, 2024. The revenues decrease was principally a result of the significant decrease in our undertaking of both solid and rock transportation services and construction works.

The following table sets out revenues generated from different services during the six months ended September 30, 2024 and 2025:

	For the six months ended September 30,
	2024		2025
	USD	%	USD	%
Revenues
Soil and rock transportation	4,350,202	45.4%	2,266,041	41.7%
Miscellaneous construction works	5,223,277	54.6%	3,173,244	58.3%
Total	9,573,479	100.0%	5,439,285	100.0%

For the six months ended September 30, 2025, as compared to the six months ended September 30, 2024, revenues from soil and rock transportation services decreased primarily because the three large-scale transportation projects where completed in 2024, resulting in reduced demand for our services in 2025. Although we continued to focus on expanding construction works to fully utilize our capacity and undertook more construction projects for the six-month ended September 30, 2025, revenues from miscellaneous construction works decreased by 39.2% in 2025 period-on-period, mainly due to the completion of two large construction projects in 2024.

Cost of sales

Our total cost of sales decreased by 34.3% to USD5,364,650 for the six months ended September 30, 2025, from USD8,165,161 for the six months ended September 30, 2024. The decrease was due to the decrease in our revenues in both solid and rock transportation and miscellaneous construction works. Cost of sales charged by third parties decreased by 37.9% to USD4,793,131 for the six months ended September 30, 2025, from USD7,714,821 for the six months ended September 30, 2024. Cost of sales charged by related parties increased by 26.9% to USD571,519 for the six months ended September 30, 2025, from USD450,340 for the six months ended September 30, 2024. Our cost of sales mainly comprised subcontracting charges, cost of construction materials, fuel costs, depreciation of machinery and direct labor costs.

Gross profit and gross profit margin

Our gross profit decreased by 94.7% to USD74,635 for the six months ended September 30, 2025, from USD1,408,318 for the six months ended September 30, 2024. Our gross profit margin decreased to 1.4% for the six months ended September 30, 2025, from 14.7% for the six months ended September 30, 2024. The decline in gross profit margin was primarily due to the soil and rock transportation sector experienced a significant drop in gross profit margin, from 17.6% in the six months ended September 30, 2024 to 0.3% in the six months ended September 30, 2025, largely attributable to increasing operational challenges, including skilled labor shortage and surging transportation costs, in Hong Kong’s weak economic climate, where we had to incur larger proportion of labor costs and subcontracting costs which we could not pass on to customers. Additionally, the cost overruns in construction projects initiated in prior years, where the gross profit margin for this sector decreased from 12.3% in the six months ended September 30, 2024 to 2.1% in the six months ended September 30,2025. The following table summarizes the gross profit and gross profit margin of different segments for the periods indicated:

	For the six months ended September 30,
	2024		2025
	Gross profit	Gross margin	Gross profit	Gross margin
	USD	%	USD	%
Soil and rock transportation	767,240	17.6%	7,874	0.3%
Miscellaneous construction works	641,078	12.3%	66,761	2.1%
Overall	1,408,318	14.7%	74,635	1.4%

General and administrative expenses

For the six months ended September 30, 2024 and 2025, our general and administrative expenses consisted mainly of staff costs, transportation costs, amortization of right-of-use assets for operating lease, and amortization of right-of-use assets for finance lease on motor vehicles for administrative purpose, provision of credit loss, legal and professional fees, insurance expenses, office and rental expenses and other miscellaneous expenses. The following table sets forth a breakdown of our general and administrative expenses for the six months ended September 30, 2024 and 2025:

	For the six months ended September 30,
	2024	2025	% of change
	USD	USD
Legal and professional fees	36,629	3,182,462	8,588.4%
Depreciation	74,354	576,221	675.0%
Provision for (reversal of) credit loss	32,675	(339,286)	(1,138.4)%
Office expenses	2,722	2,952	8.4%
Others	123,072	70,012	(43.1)%
Staff cost	308,062	1,539,312	399.7%
Insurance	49,393	38,133	(22.8)%
Transportation	157,847	123,536	(21.7)%
Total	784,754	5,193,342	561.8%

Our general and administrative expenses increased by 561.8% to USD5,193,342 for the six months ended September 30, 2025, from USD784,754 for the six months ended September 30, 2024, principally due to the increase of legal and professional fees and staff cost. A significant portion of the legal and professional fees were related to the consultancy fees paid for the Company’s business review and development following the successful IPO. The consultancy fees were fully settled by issuance of new ordinary shares of the Company. The management of the Company does not expect these consultancy services will recur in the future. The significant increase in staff cost was related to share based compensation to employees under Stock Incentive plan during the six months ended September 30, 2025. The share based compensation to employees were fully settled by issuance of new ordinary shares of the Company.

Interest expense

Our interest expense is mainly related to our interest expenses incurred by finance leases of motor vehicles and machinery, and bank borrowings. Our interest expense increased by 11.0% to USD104,206 for the six months ended September 30, 2025, from USD93,880 for the six months ended September 30, 2024.

Other income

Other income comprised mainly income from miscellaneous income, gains or losses from disposal of ROU - finance lease , less parking fines. The following table sets for the breakdown of our other income for the six months ended September 30, 2024 and 2025:

	For the six months ended September 30,
	2024	2025	% of change
	USD	USD
Parking fines	(81,759)	(80,770)	(1.2)%
(Loss) gain on disposal of ROU - finance lease	(43,728)	118,906	(371.9)%
Other income/(expenses), net	61	3,193	5,134.4%
Total, net	(125,426)	41,329	(133.0)%

Income tax expense

We are not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our subsidiary, Primega Construction, is subject to Hong Kong profits tax. Due to the operating loss of Primega Construction for the six months ended September 30, 2025, the allowable tax loss can be carried forward to offset future taxable profit. We recognized income tax recovery of USD99,416 for the six months ended September 30, 2025, as compared to income tax expense was USD77,792 for the six months ended September 30, 2024. Effective tax rate for the six months ended September 30, 2024 was 19.2%.

Net income/loss

For the six months ended September 30, 2025, we recorded a net loss of USD5,082,168. This loss primarily stemmed from increased general and administrative expenses, including significant legal and professional fees and provisions for credit losses, alongside a decline in gross profit. Net income for the six months ended September 30, 2024 was USD326,466.

B. Liquidity and Capital Resources

Six months ended September 30, 2024 and 2025

Our use of cash was primarily related to operating activities and entering into finance leases. We have historically financed our operations primarily through our cash flow generated from our operations and bank borrowings.

Following the completion of the IPO, all net proceeds of approximately USD5.3 million—including the exercise of over-allotment options—were transferred from the Company to Primega Construction.

We believe we have sufficient cash generated from operations to meet our regular working capital requirements based on the contracts on hand and cashflow projection for the next 12 months from September 30, 2025, which is also based on our management’s experience and the financial data available.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the six months ended September 30,
	2024	2025
	USD	USD
Cash and cash equivalents at the beginning of the period	489,435	455,953
Net cash (used in) provided by operating activities	(3,204,693)	129,629
Net cash used in investing activities	-	-
Net cash (used in) provided by financing activities	3,570,724	(416,404)
Cash and cash equivalents at the end of the period	855,466	169,178

Operating activities

Our cash inflow from operating activities was principally receipt of payments from customers. Our cash outflows from operating activities were principally due to payments for subcontracting fees, staff costs, and administrative and other operating expenses. Net cash provided by operating activities reflects our net income adjusted for non-cash items, including non-cash operating lease expense, depreciation, deferred tax expenses, fees for consulting services, share based compensation to employee, gain on disposal of right-of-use assets – finance lease, allowance for credit loss, and changes in working capital items including accounts receivable, prepaid expense, deposits and other receivable, accounts payable, retention receivable, accruals and other current liabilities, contract liabilities, income taxes payable and lease liabilities – operating leases.

Net cash provided by operating activities for the six months ended September 30, 2025 was USD129,629, as compared to net cash used in operating activities of USD3,204,693 for the six months ended September 30, 2024. The turnaround was mainly attributable to the consulting services fees of USD3,072,000 related to the Company’s business review and development and employee compensation of 1,230,500 which were fully settled by the issuance of the Company’s ordinary shares, and the increase in accounts payable, accruals and other current liabilities by USD579,766. During the six months ended September 30, 2025, we had net loss of USD5,082,168, non-cash operating lease expense of USD32,377, depreciation of right-of-use assets - finance lease of USD827,722, depreciation of property, plant and equipment of USD76,873, consulting services fees of USD3,072,000 related to the Company’s business review and development and employee compensation of 1,230,500 which were fully settled by the issuance of the Company’s ordinary shares, deferred tax recovery of USD99,415, allowance for credit loss of USD339,286. During the six months ended September 30, 2025, we also had the following non-cash adjustments and changes of working capital items: (i) decrease in accounts receivable of USD444,109; (ii) increase in accounts receivable - related parties of USD474,782; (iii) increase in prepayment, deposits and other receivable of USD9,973; (iv) increase in accounts payable, accruals and other current liabilities of USD579,766; and (v) decrease in lease liabilities - operating lease of USD9,188.

Investing activities

For the six months ended September 30, 2024 and 2025, cash used in investing activities was nil and nil.

Financing activities

For the six months ended September 30, 2025, net cash used in financing activities was USD416,404. The cash used in financing included repayment of bank loans of USD48,733 and principal payment of finance lease liabilities of USD629,479. We obtained cash from financing activities included proceeds from a director of USD95,141 and proceeds from disposal of ROU - finance lease of USD166,667.

For the six months ended September 30, 2024, net cash provided by financing activities was USD3,570,724. We obtained cash from financing activities by proceeds from issuance of common stocks, net of issuance costs of USD5,277,100, proceeds from a director of USD130,768 and proceeds from disposal of ROU - finance lease of USD518. The cash used in financing included repayment of bank loans of USD45,815, principal payment of finance lease liabilities of USD584,085.

C. Research and Development, Patents and Licences, etc.

For the six months ended September 30, 2024 and 2025, we did not incur material costs in research and development. We did not possess any patents.

Our operating subsidiary had one diesel tank wagon duly licensed by the Hong Kong Fire Services Department to convey category 5 dangerous goods. Also, Primega Construction has established a quality management system that is certified to be in compliance with the requirements of ISO 9001:2015.

D. Trend Information

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since September 30, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements for other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations primarily consist of operating and finance lease obligations. The following table sets forth a breakdown of our contractual obligations as of September 30, 2025, and their maturity profile:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
	USD	USD	USD	USD
Contractual Obligations:
Operating leases	43,086	-	-	43,086
Financial leases	1,197,289	1,107,703	89,077	2,394,069
Bank borrowings	99,682	208,546	484,602	901,881
Total contractual obligations	1,340,057	1,316,249	573,679	3,339,036

DIRECTBOOKING TECHNOLOGY CO., LTD.

F-1

DIRECTBOOKING TECHNOLOGY CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND MARCH 31, 2025

	As of
	March 31,	September 30,
	2025	2025
	USD	USD
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	455,953	169,178
Accounts receivable, net	6,793,145	6,691,635
Accounts receivable, net – related parties	445,573	920,355
Prepayment, deposits and other receivable	3,182,185	120,158
Total current assets	10,876,856	7,901,326

Property, plant and equipment, net	166,604	89,731
Right-of-use assets – Finance lease	4,137,919	3,262,436
Right-of-use assets – Operating lease	56,836	24,459
Retention receivable	464,070	460,757
Total non-current assets	4,825,429	3,837,383

TOTAL ASSETS	15,702,285	11,738,709

Liabilities
Current liabilities:
Bank loans - current	110,766	99,682
Finance lease liabilities – current	945,564	894,042
Finance lease liabilities – current – related parties	337,361	279,791
Operating lease liabilities – current	41,828	43,086
Accounts payable, accruals, and other current liabilities	1,602,094	2,181,860
Amount due to a related company	156,248	156,248
Amount due to a director	530,078	625,219
Income taxes payable	378,439	378,439
Total current liabilities	4,102,378	4,658,367

Non-current liabilities
Bank loans – non-current	839,848	802,199
Finance lease liabilities - non-current	1,262,612	832,728
Finance lease liabilities – non-current – related parties	478,011	387,508
Operating lease – non-current	10,446	-
Deferred tax liabilities	267,774	168,359
Total non-current liabilities	2,858,691	2,190,794

TOTAL LIABILITIES	6,961,069	6,849,161

Commitments and contingencies

Shareholders’ equity
Ordinary shares USD 0.00005 par value; 1,000,000,000 shares authorized; 28,700,000 and 24,000,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	1,320	1,435
Additional paid in capital	11,433,575	12,663,960
Accumulated deficits	(2,693,679)	(7,775,847)
Total shareholders’ equity	8,741,216	4,889,548

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,702,285	11,738,709

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

DIRECTBOOKING TECHNOLOGY CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	For the six months ended September 30,
	2024	2025
	USD	USD
	(unaudited)	(unaudited)
Revenues
Revenues generated from third parties	9,573,479	5,042,475
Revenues generated from related parties	-	396,810
	9,573,479	5,439,285
Cost of sales
Cost of sales charged by third parties	(7,714,821)	(4,793,131)
Cost of sales charged by related parties	(450,340)	(571,519)
	(8,165,161)	(5,364,650)

Gross profit	1,408,318	74,635

Operating expenses:
General and administrative expenses	(784,754)	(5,193,342)

Income (loss) from operations	623,564	(5,118,707)

Other (expense) income, net	(125,426)	41,329
Interest expense	(93,880)	(104,206)

Income (loss) before tax expense	404,258	(5,181,584)
Income tax (expense) recovery	(77,792)	99,416
Net income (loss)	326,466	(5,082,168)

Other comprehensive income	-	-

Total comprehensive income (loss)	326,466	(5,082,168)

Net earnings (losses) per share attributable to ordinary shareholders
Basic and diluted	0.01	(0.19)

Weighted average number of ordinary shares used in computing net earnings per share
Basic and diluted	23,073,770	26,978,142

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

DIRECTBOOKING TECHNOLOGY CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	Ordinary shares		Additional		Total
	Number of		Paid-in	Retained	Stockholders’
	Shares	Amount	Capital	Earnings	Equity
		USD	USD	USD	USD

Balance as of March 31, 2024	22,500,000	1,125	1,282	4,287,389	4,289,796

Issuance of Ordinary shares relating to IPO, net of issuance cost	1,500,000	75	2,216,413	-	2,216,488

Net income	-	-	-	326,466	326,466

Balance as of September 30, 2024	24,000,000	1,200	2,217,695	4,613,855	6,832,750

	Ordinary shares		Additional		Total
	Number of		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficits	Equity
		USD	USD	USD	USD

Balance as of March 31, 2025	26,400,000	1,320	11,433,575	(2,693,679)	8,741,216

Issuance of Ordinary shares to employees	2,300,000	115	1,230,385	-	1,230,500

Net loss	-	-	-	(5,082,168)	(5,082,168)

Balance as of September 30, 2025	28,700,000	1,435	12,663,960	(7,775,847)	(4,889,548)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

DIRECTBOOKING TECHNOLOGY CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	For the six months ended September 30,
	2024	2025
	USD	USD
	(unaudited)	(unaudited)

Operating activities
Net income (loss)	326,466	(5,082,168)
Non-cash item adjustments:
Non-cash operating lease expense	39,020	32,377
Depreciation of right-of-use assets – finance lease	751,810	827,722
Depreciation of property, plant and equipment	76,874	76,873
Consulting service fees to four independent consultants under Stock Incentive Plan	-	3,072,000
Share based compensation to employee under Stock Incentive Plan	-	1,230,500
Deferred tax expense (recovery)	8,057	(99,415)
Loss (gain) on disposal of right of use assets - finance lease	43,728	(118,906)
Allowance (reversal) for expected credit loss	32,675	(339,286)
Change in working capital items:
Change in accounts receivable	(1,594,347)	444,109
Change in accounts receivable – related parties	225,641	(474,782)
Change in retention receivable	(53,225)	-
Change in prepayment, deposits and other receivable	(1,677,798)	(9,973)
Change in accounts payable, accruals and other current liabilities	(1,842,066)	579,766
Change in accounts payable – related parties	76,865	-
Change in contract liabilities	384,615	-
Change in income taxes payable	54,398	-
Change in lease liabilities – Operating lease	(57,406)	(9,188)
Cash (used in) provided by operating activities	(3,204,693)	129,629

Financing activities
Net proceeds from a director	130,768	95,141
Repayment of bank loans	(45,815)	(48,733)
Proceeds from disposal ROU-finance lease	518	166,667
Principal payment of finance lease liabilities	(427,908)	(481,406)
Principal payment of finance lease liabilities – related parties	(156,177)	(148,073)
Payment of offering costs	(1,207,762)	-
Proceeds from issuance of common stock, net of issuance costs	5,277,100	-
Cash provided by (used in) financing activities	3,570,724	(416,404)

Net increase (decrease) in cash and cash equivalents	366,031	(286,775)

Cash and cash equivalents as of beginning of the year	489,435	455,953

Cash and cash equivalents as of the end of the year	855,466	169,178

Supplementary Cash Flows Information
Cash paid for interest	93,880	104,206
Cash paid for income tax	15,337	-
Supplementary Schedule of Non-Cash Investing and Financing Activities
Ordinary shares issued to employees	-	1,230,500
Right-of-use assets obtained in exchange for new operating lease liabilities	29,819	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-5

DIRECTBOOKING TECHNOLOGY CO., LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDAED FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

DirectBooking Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on April 14, 2022 under the Companies Act as an exempted company with limited liability. The Company conducts its primary operations of provision of (i) soil and rock transportation services; (ii) diesel oil trading and (iii) miscellaneous construction works, including excavation and lateral support (“ELS”) work in Hong Kong through its indirectly held wholly owned subsidiaries that are incorporated and domiciled in Hong Kong, namely Primega Construction Engineering Co. Limited (“Primega Construction”). The Company holds Primega Construction via a wholly owned subsidiary, namely Celestial Power Group Limited which was incorporated and is domiciled in the British Virgin Islands.

Pursuant to the special resolution passed by the shareholders at the extraordinary general meeting of the Company held on 11 September 2025, the Company’s English name has been changed from Primega Group Holdings Limited” to “DirectBooking Technology Co., Ltd.”, and adopted its dual foreign name in Chinese “直订科技有限公司”. The certificate of incorporation on change of name was issued by the Registrar of Companies in the Cayman Islands on September 15, 2025.

Details of the Company and its subsidiaries (together the “Company” or the “Group”) are set out in the table as follows:

Name	Date of incorporation	Percentage of effective ownership	Place of incorporation	Principal activities
DirectBooking Technology Co., Ltd.	April 14, 2022	Parent	Cayman Islands	Investment holdings

Celestial Power Group Limited	February 22, 2022	100%	The British Virgin Islands	Investment holdings

Primega Construction Engineering Co. Limited	July 31, 2018	100%	Hong Kong	Provision of (i) soil and rock transportation services; (ii) diesel oil trading and (iii) miscellaneous construction works, including ELS work

DirectAI Technology Co., Limited	May 7, 2025	100%	Hong Kong	Artificial Intelligence General Application Systems, AI Application Software Development

DirectBooking Technology PTE. Ltd.	May 23,2025	100%	Singapore	Artificial Intelligence, Software Development, Technical Services

Beijing Direct Booking Technology Co., Ltd.	May 28,2025	100%	People’s Republic of China	Artificial Intelligence Software Development

F-6

Reorganization

Primega Construction Engineering Co. Limited was incorporated in Hong Kong on July 31, 2018. Prior to group reorganization, Primega Construction is wholly owned by sole shareholder, namely Mr. Man Siu Ming.

In April 2022, Primega Group Holdings Limited was incorporated under the laws of the Cayman Islands as an exempted company with limited liability with one share issued and transferred to Mr. Man Siu Ming. On April 14, 2022, Primega Group Holdings Limited issued 11,249,999 Ordinary Shares to the Mr. Man Siu Ming. Mr. Man Siu Ming became the controlling shareholder of the Company.

In February 2022, Celestial Power Group Limited was incorporated under the laws of the BVI as the intermediate holding company of Primega Group Holdings Limited. One share of Celestial Power Group Limited, representing its entire issued share capital, was allotted and issued to Primega Group Holdings Limited on May 4, 2022.

Pursuant to a group reorganization (“Group Reorganization”) that concluded on June 13, 2022 (“Closing Date”), the former sole shareholder of Primega Construction, namely Mr. Man Siu Ming transferred all the shares of Primega Construction to Celestial Power Group Limited in consideration for the allotment and issuance of 99 shares of Celestial Power Group Limited to the Company credited as fully paid.

On December 5, 2023, the Controlling Shareholder sold 551,250 Ordinary Shares each to Moss Mist Investment Limited and Dusk Moon International Limited, respectively. Moss Mist Investment Limited and Dusk Moon International Limited are wholly owned by Mr. Mohammad Imran Aslam and Ms. Huang Jinni, respectively.

Following such share exchanges, Celestial Power Group Limited and Primega Construction became the Company’s wholly-owned subsidiaries, whereas Mr. Man Siu Ming became the controlling shareholder of the Company holding 80.4% of the issued share capital of the Company respectively.

As part of the series of reorganization transactions to be completed before the initial public offering, a 2-for-1 share split was conducted by the Company on February 28, 2024. After the share split and as of the date of this report, the authorized share capital of the Company consists of US$50,000 divided into 1,000,000,000 Ordinary Shares, par value US$0.00005 each, and the issued share capital of the Company consists of US$1,125 divided into 22,500,000 Ordinary Shares, par value of US$0.00005 each.

The combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control before and after the reorganization, the results of these subsidiaries are included in the financial statements for both periods. (“Reorganization”). After the Restructuring, the Company has 22,500,000 ordinary shares issued and outstanding.

The discussion and presentation of financial statements herein assumes the completion of the Restructuring, which is accounted for retroactively as if it occurred on April 1, 2020, and the equity has been adjusted to reflect the change as well.

F-7

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries (Collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP).

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Measurement of credit losses on financial instruments

On April 1, 2019, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” for financial assets at amortized cost including accounts receivable, refundable deposits, other receivables, and retention receivable. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for credit losses associated with the accounts receivables, accounts receivable - related party, contract assets (retention receivable), and other receivables. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as:

●	Assessing relevant historical and forward-looking quantitative and qualitative information.

●	Choosing appropriate models and assumptions for the measurement of expected credit loss.

Risks and uncertainties

The main operations of the Company are located in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Concentration risks

Significant customers and suppliers are those that account for greater than 10% if the Company’s revenue and purchase, respectively.

During the six months ended September 30, 2025 and 2024, there were two and three customers generated income which accounted for over 10% of the total revenue generated for both periods. The details are as follows:

	For the six months ended September 30,
	2024	2025

Customer A	4.99%	28.38%
Customer B	62.49%	47.77%
Customer C	12.70%	0%

F-8

As of September 30, 2025 and March 31, 2025, accounts receivable due from these customers as a percentage of condensed consolidated accounts receivable are as follows:

	As of
	March 31, 2025	September 30, 2025

Customer A	39.77%	41.10%
Customer B	0.03%	4.64%
Customer C	39.58%	36.87%

During the six months ended September 30, 2025 and 2024, there were four and two suppliers accounted for over 10% of the total subcontracting fees and cost of fuel oils for that period. The details are as follows:

	For the six months ended September 30,
	2024	2025

Supplier A	6.75%	13.31%
Supplier B	7.98%	10.30%
Supplier C	0%	12.44%
Supplier D	15.73%	11.62%
Customer B	24.45%	1.42%

As of September 30, 2025 and March 31, 2025, accounts payable due to these suppliers as a percentage of condensed consolidated accounts payable are as follows:

	As of
	March 31, 2025	September 30, 2025

Supplier A	0%	0%
Supplier B	0%	14.50%
Supplier C	20.18%	21.31%
Supplier D	0%	0%
Customer B	0%	0%

Note: The Supplier A mentioned in above is a related party of the Company.

Foreign currency translation and transaction and Convenience translation

The Company’s reporting currency is the USD. The Company’s operations are principally conducted in Hong Kong where Hong Kong dollar is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the statements of operations and comprehensive income.

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for the six months ended September 30, 2025 and 2024.

F-9

Certain Risks

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments), retention receivables and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Interest rate risk:

The Company is exposed to interest rate risk primarily relates to the variable-rate bank loans and is mainly concentrated on the fluctuation of Hong Kong Prime Rate arising from the Company’s bank loans. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk.

Labor Price Risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1: Quoted prices in active markets for identical assets or liabilities

●	Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical asset or.

●	Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

F-10

The Company’s financial instrument include cash and cash equivalents, accounts receivable, retention receivable, deposit and other receivable, accounts payables, accruals and other current liabilities, bank loans, lease liabilities, due to a related company and due to a director. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the long-term bank loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2025 and 2024.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HK$800,000 per depositor per Scheme member, including both principal and interest.

Accounts Receivable, net

Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers. The Company grant credit to customers, without collateral, under normal payment terms (typically 30 to 150 days, but may be longer depending on their reputation and transaction history). Generally, invoicing occurs within 45 days after the related works are performed. The carrying value of such receivable, net of the expected credit loss and allowance for doubtful accounts, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within one year. The Company has elected to use probability of default and loss given default method to estimate allowance for credit loss.

For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company uses reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers, billing disputes and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring allowance for credit losses. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

F-11

Retention receivable

Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Retention receivable were assessed for impairment in accordance with ASC 326.

Deferred Offering Costs

Deferred offering costs consist principally of incremental costs directly attributable to new shares offering incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Contract liabilities

Contract liabilities consist of payment received from customers in excess of revenue recognized.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Major modifications or refurbishments which extend the useful life of the assets are capitalized and depreciated over the adjusted remaining useful life of the assets.

The Property, plant and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Machinery	5 years
Motor Vehicles	5 years
Office equipment	5 years
Leasehold improvement	2 years

The assets’ useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Upon retirements or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed any resulting gain or loss is recognized in consolidated statements of operations and comprehensive income. The cost of maintenance and repairs is charged to expenses as incurred.

Impairment of long lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized for the six months ended September 30, 2025 and 2024.

F-12

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease and finance lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification.

The Company performs a majority of services including provision of (i) soil and rock transportation services (ii) trading of diesel oil and (iii) miscellaneous construction works, including ELS work under master agreements. A contractual agreement exists when each party involved approves and commits to the agreement, the rights of the parties and payment terms are identified, the agreement has commercial substance, and collectability of consideration is probable.

Provision of soil and rock transportation services

The Company derives revenues primarily from the provision of soil and rock transportation services using tipper trucks. The contracts with customers generally contain a single performance obligation and revenue is recognized at a single point in time when it has transported the soil and rock out of the construction site.

The income from operating soil and rock transportation business would depend on the volume of soil and rock transported and the price charged per unit of rock. Pricing for the Company’s services is generally a fixed unit price. Payments are received within 30 to 150 days upon completion of performance obligation but can vary based on the nature of the service provided and certain other factors.

The Company recognizes revenue on a gross basis as the Company controls the services. The Company is primarily responsible for fulfilling the promise, assumes risk of loss, has discretion in setting the prices for the services to its customers, and has the ability to direct the use of the services provided by third parties.

Trading of diesel oil

The Company sells diesel oil to customers. Those sales predominantly contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks and rewards transfer, being the point of time of which the goods are delivered to customer at the site. No revenues were derived from the trading of diesel oil in 2024 and 2025.

Construction works

Construction services are performed for the sole benefit of our customers, whereby the assets being created or maintained are controlled by the customer and the services we perform do not have alternative benefits for us. Contract revenue is recognized as our obligations are satisfied over time consistent with our services are performed and customers simultaneously receive and consume the benefits the Company provide.

The Company recognizes contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contracts with Customers. Upon adoption of ASC Topic 606, contracts which include construction services are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services. The Company has not bundled any goods or services that are not considered distinct.

F-13

Output measures such as construction works delivered are utilized to assess progress against specific contractual performance obligations for construction services. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the services to be provided. The Company expects the reference to the invoice issued by the Company depicts the Company’s performance in transferring control of goods or services promised to customers for their construction projects, the Company satisfies the performance obligation over time and therefore, the output method using construction works delivered best represents the measure of progress against the performance obligations incorporated within the contractual agreements. This method captures the amount of works delivered pursuant to contracts and is used only when performance does not produce significant amounts of work in process prior to complete satisfaction of the performance obligation and the gross billing value of contracting work can be measured reliably.

The typical length of construction work can range from 3 months to 14 months, depending on the size and complexity of the project. For smaller projects, the construction period may be on the shorter end of that range, while larger, more complex projects can take closer to a year or even longer.

The nature of the Company’s construction contracts gives rise to several types of variable consideration, including unpriced change orders and claims. The Company mainly considers the change orders as the contract modification. And the Company accounted for the contract modification as if it were a part of the existing contract as the remaining services are not distinct and, therefore, form part of a single performance obligation that is partially satisfied at the date of the contract modification.

Variable consideration related to construction projects may be incurred due to amendments to the scope of work or remeasurement of quantities, which can impact the transaction price and amount of revenue recognized. The final transaction price and revenue recorded may differ from initial estimates contract sum based on these variable factors. The amount of variable consideration is included in the transaction price only to the extent that it is highly probable that such an inclusion will not result in a significant revenue reversal in the future when the uncertainty associated with the variable consideration is subsequently resolved. At the end of each reporting period, the Company updates the estimated transaction price to represent faithfully the circumstances present at the end of the reporting period.

Cost of sales

Cost of sales consists primarily of subcontracting fees, cost of fuel oils, material costs, direct labor costs and other overhead costs that are directly attributable to services provided.

General and administrative expenses

Our general and administrative expenses consisted mainly of staff costs, transportation costs relevant to administrative use, amortization of right-of-use assets for operating lease, and amortization of right-of-use assets for finance lease on motor vehicles for administrative purpose, provision of credit loss, legal and professional fees, insurance expenses, office and rental expenses and other miscellaneous expenses.

Interest Expense

Our interest expense is mainly related to our interest expenses incurred by finance leases of motor vehicles and machinery and bank borrowings.

Leases

The Company follows ASC 842 — Leases (“ASC 842”), which requires lessees to record right-of-use (“ROU”) assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements. If any of the following criteria are met, the Company classifies the lease as a finance lease:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

F-14

●	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

●	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.

Finance and operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its finance or operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, and therefore operating lease ROU assets and liabilities do not include leases with a lease term of 12 months or less. Its leases generally do not provide a residual guarantee.

The finance or operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term for operating leases. Meanwhile, the Company recognizes the finance lease ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period. Interest expense on the lease liability is determined each period during the lease term as the amount that results in a constant periodic interest rate of the asset on the remaining balance of the liability.

Additionally, the Company elected to apply the short-term lease exemption for leases with a non-cancelable period of twelve months or less and has chosen to combine non-lease components (such as common area maintenance for real estate leases) from lease components.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. For the years ended March 31, 2025 and 2024, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

F-15

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the six months ended September 30, 2025 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Segment Reporting

FASB 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information of the Company’s business segments, geographical areas, and major customers. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker as the source for determining the Company’s reportable segments. The chief operating decision maker is the Company’s president and Chief Executive Officer (“CEO”). Management, including the chief operating decision maker, reviews operating results of different products at revenue level with no allocation of operating costs. Consequently, based on management’s assessment, the Company has determined that it has only one operating segment as defined by FASB ASC 280.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU did not have any material impact on the Company’s consolidated financial statements and disclosure.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

F-16

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of
	March 31, 2025	September 30, 2025
	USD	USD

Accounts receivable	7,666,472	7,222,362
Less: allowance for expected credit loss	(873,327)	(530,727)
Accounts receivable, net	6,793,145	6,691,635

The movements in the credit loss provision for doubtful accounts for the years ended March 31, 2024 and 2025 were as follows:

	As of
	March 31, 2025	September 30, 2025
	USD	USD

Balance at beginning of the year	168,179	873,327
Additions/ (reversal)	705,148	(342,600)
Balance at end of the year	873,327	530,727

Accounts receivable, net – related parties, consists of the following:

	As of
	March 31, 2025	September 30, 2025
	USD	USD

Accounts receivable – related parties	445,573	920,355
Less: allowance for expected credit loss	-	-
Accounts receivable, net – related parties	445,573	920,355

The movements in the credit loss provision for doubtful accounts for the years ended March 31, 2024 and 2025 were as follows:

	As of
	March 31, 2025	September 30, 2025
	USD	USD

Balance at beginning of the year	23,563	-
Reversal	(23,563)	-
Balance at end of the year	-	-

The expected credit loss on accounts receivables is calculated in probability of default and loss given default method by reference to past due status of the individual debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtor, future economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions as of March 31, 2024 and 2025.

The Company classifies its accounts receivable portfolio based on the industry of customers as those receivables sharing similar risk characteristics. The credit assessment is subject to continual review by Finance & Accounting Department at least annually. This assessment includes procedures to estimate the allowance and test the adequacy of and appropriateness of the resulting balance. The level of the allowance is based upon management’s evaluation of payment history, historical default and loss experience, current and projected economic conditions in which the debtors operate.

F-17

The Company performed internal credit rating assessment on customers, based on quantitative and qualitative factors (e.g. listed companies or nor, type of collateral, relationship between creditor and debtor, historical information of the debtor in the market, historical payment behaviors, etc). Credit rating system is constructed with reference to Moody’s. Credit rating ranges from Aaa, Aa, A… to Ca-C, D. A credit rating is assigned to debtor on the initial date by using the above assessment methodology and subject to periodical reviews.

Internal credit ratings form a significant input to the model derived CECL PDs. The Company’s customers are mainly engaged in Transportation industry and Construction industry. For majority of customers. internal credit ratings are determined based on quantitative and qualitative factors (e.g. type of collateral, relationship between creditor and debtor historically collection performance, historical information of the debtor in the market etc.) and conducted with reference to Moody’s rating methodology considering financial positions, business diversity, financial leverage, and financial policies of customers.

Irrespective of the outcome of the above assessment, the Company presumes that the credit risk has increased significantly for those outstanding balance aged over 1 year, unless the Company has reasonable and supportable information that demonstrates otherwise.

The Company writes off an account receivable when there is information indicating that the debtor is in server financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or when the account receivables are no repayment for over two years, whichever occurs earlier.

4. PREPAID EXPENSES, DEPOSITS AND OTHER RECEIVABLE

Prepayments, deposits, and other receivables mainly consist of deposits for rented premises, autopay and utilities, prepayments for consulting fees to four independent consultants, prepaid sub-contracting fees, repair and maintenance, fuel oil fees, and insurance expenses.

	As of
	March 31, 2025	September 30, 2025
	USD	USD

Prepaid expenses	81,155	91,386
Prepayment of consulting fees	3,072,000	-
Other receivables and deposits	29,030	28,772
	3,182,185	120,158

On July 25, 2024, the Company signed consultancy agreements with four consultants. The consultants provide services including market research, sales and marketing strategies, customer relationship management, identifying strategic partnerships, and assessing business expansion opportunities for the Company. Their service charges range from US$1.8 million to US$2.7 million, settled by cash or shares. The service period covers July 25, 2024 to July 24, 2025.

On October 7, 2024, the Company issued, in aggregate, 2,400,000 Ordinary Shares, par value US$0.00005 each to four consultants, each an independent third party, as provided under the 2024 Stock Incentive Plan. The 2024 Stock Incentive Plan was registered on Form S-8 on October 2, 2024. None of the consultants had a shareholding of 5% or above.

The total contract amount for all consultants was US$9,216,000. For the six months ended September 30, 2025, the Company recognized US$3,072,000 as an expense.

F-18

5. RETENTION RECEIVABLES- NON-CURRENT

	As of
	March 31, 2025	September 30, 2025
	USD	USD
Beginning balance	446,651	493,147
Additions from condition rights to consideration	342,698	-
Less: retention released	(296,202)	-
Less: allowance for expected credit loss	(29,077)	(32,390)
Ending balance	464,070	460,757

6. BANK LOANS

During the fiscal year ended March 31, 2023, the Company entered into certain financial facilities with its principal bank and drew down loans with principal amount of approximately US$1,078,941. The bank facility bears interest rate at Hong Kong Prime Rate minus 2.5% per annum.

The bank loans consisted of the following at September 30, 2025:

Bank Name	Principal Amount	Amount – HKD	Amount – USD	Issuance Date	Expiration Date	Interest
Standard Chartered Bank (Hong Kong) Limited	HKD4,574,286	3,777,005	484,232	2022-09-08	2033-09-08	Hong Kong Prime Rate – 2.5%
Standard Chartered Bank (Hong Kong) Limited	HKD3,841,452	3,257,667	417,649	2022-12-06	2033-12-06	Hong Kong Prime Rate – 2.5%
Total		7,034,672	901,881

The bank loans consisted of the following at March 31, 2025:

Bank Name	Principal Amount	Amount – HKD	Amount – USD	Issuance Date	Expiration Date	Interest
Standard Chartered Bank (Hong Kong) Limited	HKD4,574,286	3,984,348	510,814	2022-09-08	2033-09-08	Hong Kong Prime Rate – 2.5%
Standard Chartered Bank (Hong Kong) Limited	HKD3,841,452	3,430,440	439,800	2022-12-06	2033-12-06	Hong Kong Prime Rate – 2.5%
Total		7,414,788	950,614

The Company’s bank loans are denominated in HKD.

As of September 30, 2025 and March 31, 2025, the bank loans amounted to US$901,881 and US$950,614 with interest bearing at 3.000%-3.375% per annum. The loans are secured by personal guarantee executed by the director of the Company and a guarantee issued by HKMC Insurance Limited under the Hong Kong SME Financing Guarantee Scheme, a loan guarantee scheme launched by the Hong Kong government to help small and medium enterprises to secure bank loans, which the lending bank required.

F-19

The following are the maturities of the above borrowings, which include principal of bank borrowing as of September 30, 2025:

Amount
USD
Years ending September 30,
2026	99,682
2027	102,712
2028	105,834
2029	109,051
2030 and thereafter	484,602
Total Bank Borrowings	901,881

During the six months ended September 30, 2025, interest expense related to these credit facilities was US$13,946.

During the six months ended September 30, 2024, interest expense related to these credit facilities was US$18,580.

7. CONTRACT LIABILITIES

	As of
	March 31, 2025	September 30, 2025
	USD	USD
Beginning balance	836,911	-
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the period	(836,911)	-
Ending balance	-	-
Information about contract liabilities:
Revenue recognized that was included in contract liabilities as of April 1, 2024 and 2025	836,911	-

8. LEASES

(a)	Finance leases

The finance lease mainly consists of tipper trucks and machinery and equipment. The total finance lease liability balance as of September 30, 2025 and March 31, 2025 amounted to US$3,023,548 and US$2,394,069 respectively. The ROU – finance lease with carrying amount of approximately US$47,761 was disposed during the six months ended September 30, 2025 and the disposal gain recognized as USD118,906. The ROU – finance lease with carrying amount of approximately US$44,247 was disposed during the year ended March 31, 2025 and the disposal loss recognized as USD11,026.

(b)	Operating leases

The Company leases office spaces for varying periods in Hong Kong. As the majority of the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s lease agreements do not contain any material guarantees or restrictive covenants. Short-term leases, defined as leases with initial term of 12 months or less, are not reflected on the Consolidated Balance Sheets. The most significant assets in the Company’s leasing portfolio relate to office. For purposes of calculating lease liabilities for such leases, the Company have combined lease and non-lease components.

F-20

The components of lease expenses are as follows:

	For the six months ended September 30,
	2024	2025
	USD	USD

Operating lease expense	41,999	32,881

Finance lease expense
Amortization of right-of-use assets	751,810	827,722
Interest on lease liabilities	90,901	89,756
Total finance lease expense	842,711	917,478

The components of finance lease are as follows:

	As of
	March 31, 2025	September 30, 2025
	USD	USD

Finance lease
Right-of-use assets, costs	8,428,505	8,277,223
Accumulated amortization	(4,290,586)	(5,014,787)
Right-of-use assets, net	4,137,919	3,262,436

Other information about the Company’s leases is as follows:

	For the six months ended September 30,
	2024	2025
	USD	USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	60,385	9,692
Operating cash flows used in finance leases	90,901	89,756
Financing cash flows used in finance leases	539,839	581,719
Right-of-use assets obtained in exchange for new operating lease liabilities	29,819	-
Weighted-average remaining lease term-operating	0.95 years	0.55 years
Weighted-average remaining lease term-finance	2.64 years	2.2 years
Weighted average discount rate-operating	4.0%	4.0%
Weighted average discount rate-finance	6.08%	6.15%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of September 30, 2025:

	Operating leases	Finance leases	Total
	USD	USD	USD

Year ending September 30,
2026	43,809	1,290,677	1,334,486
2027	-	829,921	829,921
2028	-	364,182	364,182
2029	-	96,025	96,025
2030 and thereafter	-	-	-
Total undiscounted lease payments	43,809	2,580,805	2,624,614
Less: imputed interest	(723)	(186,736)	(187,459)
Lease liabilities recognized in the Condensed Consolidated Balance Sheet	43,086	2,394,069	2,437,155

F-21

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2025:

	Operating leases	Finance leases	Total
	USD	USD	USD

Year ending March 31,
2026	42,923	1,437,484	1,480,407
2027	10,578	1,076,375	1,086,953
2028	-	524,120	524,120
2029	-	264,250	264,250
2030 and thereafter	-	-	-
Total undiscounted lease payments	53,501	3,302,229	3,355,730
Less: imputed interest	(1,227)	(278,681)	(279,908)
Lease liabilities recognized in the Condensed Consolidated Balance Sheet	52,274	3,023,548	3,075,822

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consists of the following as of September 30, 2025 and March 31, 2025:

	As of
	March 31, 2025	September 30, 2025
	USD	USD

Cost
Machinery	665,657	665,657
Motor vehicles	3,205	3,205
Office Equipment	10,752	10,752
Leasehold improvement	35,647	35,647
	715,261	715,261

Less: accumulated depreciation
Machinery	505,120	571,685
Motor vehicles	2,521	2,842
Office Equipment	5,369	6,444
Leasehold improvement	35,647	44,559
	548,657	625,530

Total property, plant and equipment, net	166,604	89,731

Depreciation expenses recognized for the six months ended September 30, 2025 and 2024 were US$76,873 and US$76,873 respectively. In 2025, US$66,886 of the depreciation expense was attributed to the cost of goods sold, and US$9,987 was allocated to general and administrative expense. In 2024, all machineries are utilized in front-line construction operations. In 2024, US$66,886 of the depreciation expense was attributed to the cost of goods sold, and US$9,987 was allocated to general and administrative expense.

F-22

10. ACCOUNTS PAYABLE, ACCRUALS AND OTHER CURRENT LIABILITIES

Accounts payable, accruals and other current liabilities consists of the following:

	As of
	March 31, 2025	September 30, 2025
	USD	USD

Accounts payable	760,164	1,241,050
Retention payable	14,422	14,422
Accrued expenses and other payables	827,508	926,388
	1,602,094	2,181,860

11. INCOME TAX

Pursuant to the current rules and regulations, the Cayman Islands and the BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or the BVI.

The Company is subject to Hong Kong profits tax at a rate of 16.5% on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	For the six months ended September 30,
	2024	2025
	USD	USD

Current income tax expenses	69,734	-
Deferred income tax expense (recovery)	8,058	(99,416)
Income tax expense (recovery)	77,792	(99,416)

Reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	For the six months ended September 30,
	2024	2025
	USD	USD

(Loss) before income tax - Cayman Island and BVI entities	(21,521)	(4,314,711)
Income (loss) before income tax - Hong Kong entity	425,779	(866,873)
Tax expenses at the Cayman Islands statutory income tax rate	70,254	(143,034)

Tax effect of rate differences in various jurisdictions
Tax effect of provision for expected credit loss	5,390	(55,982)
Tax effect of depreciation allowance	(7,308)	51,525
Tax effect of non-deductible expenditure	7,215	(19,619)
Tax effect of taxable temporary difference	8,058	(99,416)
Tax loss not recognized	-	167,110
Over provision of tax	15,337	-
Tax reduction allowed by Hong Kong government	(21,154)	-
Income tax expense (recovery)	77,792	(99,416)

	As of
	March 31, 2025	September 30, 2025
	USD	USD

Deferred tax assets	148,897	93,753
Deferred tax liabilities	(416,671)	(262,112)
Deferred tax liabilities, net	(267,774)	(168,359)

F-23

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of
	March 31, 2025	September 30, 2025
	USD	USD

Deferred tax assets:
Provision of credit loss	148,897	92,915
Property, plant and equipment	-	838
Total deferred tax assets	148,897	93,753
Deferred tax liabilities:
Property, plant and equipment	(10,106)	-
Right-of-use assets – finance lease	(406,565)	(262,112)
Total deferred tax liabilities	(416,671)	(262,112)
Net deferred tax liabilities	(267,774)	(168,359)

As of September 30, 2025 and March 31, 2025, the Company had no unrecognized tax benefit.

12. RELATED PARTY TRANSACTIONS

Save as disclosed elsewhere in these condensed consolidated financial statements, the Company had transactions or balance with the following related parties:

The Company’s relationship with related parties who had transactions with the Company are summarized as follows:

Related Party	Relationship to the Company
Mr. Man Siu Ming	General Manager
Chi Yip Eng. & (Trans.) Company Limited (“Chi Yip”)	A company owned as to 50% each by Ms. Wong Lai Ching and Mr. Man Chi Kwan, the parents of Mr. Man Siu Ming

F-24

Transactions with related parties

In 2023 and 2025, we offer soil and rock transportation services and management services to Chi Yip for utilization of our tipper trucks and drivers and our efficiency management on tipper trucks drivers while charging service fee based on terms and conditions mutually agreed between the relevant parties. Those related party transactions were conducted in the ordinary course of business of the Company. In 2024, we did not provide soil and rock transportation and site management services to Chi Yip and recorded no revenue from Chi Yip.

	For the six months ended September 30,
	2024	2025
	USD	USD

Soil and rock transportation income charged to Chi Yip included in revenues	-	396,810
Service fee charged by Chi Yip included in cost of sales	450,340	571,519

Finance lease:
Finance lease expenses fees paid for Chi Yip	27,157	23,933
Principal payment of finance lease liabilities - related parties	(131,688)	(148,072)
Proceeds from Director - Man Siu Ming	193,590	261,282
Repayments to Director - Man Siu Ming	(324,359)	(356,423)
Net (repayments) proceeds from Man Siu Ming	(130,769)	(95,141)

The transactions are based on the agreements entered into between the parties involved.

Balances with related parties

The amount due to a director is non-trade in nature and unsecured. The finance lease liabilities with related parties are non-trade in nature, unsecured and repayable on an agreed schedule. All finance leases with related parties were denominated in Hong Kong dollars and the interest rates of the Company’s obligations under finance leases are fixed at the contract date in the range of 0.96% to 7.42% per annum. And the remaining balances with a director and the related parties are unsecured, non-interest bearing and repayable on normal credit terms (typically 30 days, but may be longer due to our transaction history).

	As of
	March 31, 2025	September 30, 2025
	USD	USD
Accounts receivable
Chi Yip Eng. & (Trans.) Company Limited	445,573	920,355

Finance lease liabilities
Chi Yip Eng. & (Trans.) Company Limited	815,372	667,299

Amount due to a related company
Chi Yip Eng. & (Trans.) Company Limited	156,248	156,248

Amount due to a director
Mr. Man Siu Ming	530,078	625,219

Save as disclosed above, the Company has ongoing relations with related party as noted below:

Chi Yip: The Company has 29 finance leases with Chi Yip. Finance leases entered with Chi Yip require monthly payments in the range of US$1,482 to US$4,308 and the last payment due in January 2029. The aggregate amount paid to Chi Yip amounted to US$148,072 and US$131,688 for the six months ended September 30, 2025 and 2024, respectively.

F-25

Key terms of the Company’s leases with Chi Yip are as follows:

As of
	March 31, 2025	September 30, 2025
	USD	USD
Right-of-use assets obtained in exchange for new finance lease liabilities	-	-
Weighted-average remaining lease term-finance	2.89 years
Weighted average discount rate-finance	6.85%	6.85%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities with Chi Yip as of September 30, 2025:

USD
Year ending September 30,
2026	317,318
2027	193,826
2028	173,987
2029	48,972
Total undiscounted lease payments	734,103
Less: imputed interest	(66,804)
Lease liabilities recognized in the Condensed Consolidated Balance Sheet	667,299

13. REVENUE, SEGMENT INFORMATION

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess each operating segment’s performance. The Company has primarily engaged in one segment which is the provision of (i) soil and rock transportation services, (ii) diesel oil trading and (iii) miscellaneous construction works, including ELS work and all the income is earned in Hong Kong. No revenues were derived from the trading of diesel oil in 2024 and 2025. Much of the information provided in these condensed consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Company’s CODM. As a result, the Company operates and manages its business as a single operating segment. For the six months ended September 30, 2025 and 2024, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets.

The following table presents revenue by major revenue type for the six months ended September 30, 2025 and 2024, respectively:

	For the six months ended September 30,
	2024	2025
	USD	USD

Soil and rock transportation	4,350,202	2,266,041
Miscellaneous construction works	5,223,277	3,173,244
Total	9,573,479	5,439,285

F-26

The following table presents cost by major revenue type for the years ended March 31, 2025, 2024 and 2023, respectively:

	For the six months ended September 30,
	2024	2025
	USD	USD

Soil and rock transportation	3,582,962	2,258,167
Miscellaneous construction works	4,582,199	3,106,483
Total	8,165,161	5,364,650

As of March 31, 2025 and September 30, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations related to construction contracts that are unsatisfied or partially unsatisfied was approximately to US$5.7 million and US$4.9 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next year. As a practical expedient, we do not include contracts that have an original duration of one year or less. Furthermore, the Company uses the practical expedient in ASC 606-10-50-14(a) which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to an unsatisfied performance obligation.

14. GENERAL AND ADMINISTRATIVE EXPENSES

For the period ended September 30, 2025 and 2024, general and administrative expenses mainly included staff costs, transportation, amortization of right-of-use assets, allowance for expected credit loss, legal and professional fees, insurance, office and rental expenses, and other miscellaneous items. Expenses increased significantly in 2025 mainly due to higher legal and professional fees and increased allowance for expected credit loss.

	For the six months ended September 30,
	2024	2025
	USD	USD

Legal and professional fees	36,629	3,182,462
Depreciation	74,354	576,221
Provision for (reversal of) credit loss	32,675	(339,286)
Office expenses	2,722	2,952
Others	123,072	70,012
Staff cost	308,062	1,539,312
Insurance	49,393	38,133
Transportation	157,847	123,536
	784,754	5,193,342

15. OTHER (EXPENSE) INCOME, NET

Other (expense) income, net, consists of the following:

	For the six months ended September 30,
	2024	2025
	USD	USD

Parking fines	(81,759)	(80,770)
(Loss) gain on disposal of ROU - finance lease	(43,728)	118,906
Other income	61	3,193
Total other (expense) income, net	(125,426)	41,329

F-27

16. CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2025 and March 31, 2025 and through the issuance date of these condensed consolidated financial statements.

17. CAPITAL STOCK

Ordinary Shares

We were incorporated as a Cayman Islands business company under the laws of the Cayman Islands on April 14, 2022. At incorporation, we were authorized to issue a maximum of 50,000,000 shares consisting of 500,000,000 ordinary shares, par value US$0.0001 each. On February 28, 2024, a 2-for-1 share split was conducted by the Company. After the share split and as of the date of this report, the authorized share capital of the Company consists of US$50,000 divided into 1,000,000,000 Ordinary Shares, par value US$0.00005 each, and the issued share capital of the Company consists of US$1,125 divided into 22,500,000 Ordinary Shares, par value of US$0.00005 each.

On July 24, 2024, the Company closed (1) the IPO of 1,500,000 Ordinary Shares at a public offering price of US$4.00 per Ordinary Share, and (2) the resale by one existing shareholder of the Company of 250,000 Ordinary Shares at a public offering price of US$4.00 per Ordinary Share.

On October 7, 2024, the Company issued, in aggregate, 2,400,000 Ordinary Shares, par value US$0.00005 each to four consultants, each an independent third party, as provided under the 2024 Stock Incentive Plan. The 2024 Stock Incentive Plan was registered on Form S-8 on October 2, 2024. None of the consultants had a shareholding of 5% or above.

The total contract amount for all consultants was US$9,216,000. For the six months ended September 30, 2025, the Company recognized US$3,072,000 as an expense. Please refer to Note 4, Prepaid Expense, Deposit and Other Receivable, for more information.

On August 25, 2025, the Company issued, in aggregate, 2,300,000 Ordinary Shares, par value US$0.00005 each to employees, as provided under the 2024 Stock Incentive Plan. The 2024 Stock Incentive Plan was registered on Form S-8 on October 2, 2024.

18. SUBSEQUENT EVENTS

The Company has assessed all events from September 30, 2025, up through the date that these condensed consolidated financial statements are available to be issued, and unless disclosed below, there are not any material subsequent events that require recognition and or disclosure in these condensed consolidated financial statements.

Enter into A Material Agreement in Connection with A PIPE Transaction

On November 3, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with each of 16 non-U.S. investors (each an “Investor” and collectively, the “Investors”) relating to the issuance and sale of 100,000,000 ordinary shares (the “Purchased Shares”), par value $0.00005 per ordinary share, of the Company (the “Ordinary Shares”), at $0.15 per share for an aggregate purchase price of $15,000,000 (the “PIPE Transaction”). For details, please refer to the Company’s announcement on November 4, 2025.

F-28

Shareholders approved of all resolutions on December 14, 2025 as summarized as follows:

Approval of Share Capital Changes

Shareholders approved an ordinary resolution to amend authorized share capital of the Company in the following manner and sequence with immediate effect (“Share Capital Changes”):

(a) increase the Company’s authorized share capital from US$50,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.00005 each to US$250,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00005 per share;

(b) 4,000,000,000 authorized ordinary shares of par value US$0.00005 each (including all of the existing issued ordinary shares) in the Company be redesignated and re-classified as 4,000,000,000 class A ordinary shares of par value US$0.00005 each ,where the rights of the existing ordinary shares shall be the same as such class A ordinary shares;

(c) 1,000,000,000 authorized but unissued ordinary shares of par value of US$0.00005 each in the Company be cancelled and a new class of shares comprising of 1,000,000,000 class B ordinary shares of par value US$0.00005 each, which will be entitled to fifty (50) votes per share, with the rights and privileges as set out in the Second Amended M&A (as defined below) be created, such that the authorized share capital of the Company shall become US$250,000 divided into (i) 4,000,000,000 class A ordinary shares of par value US$0.00005 each and (ii) 1,000,000,000 class B ordinary shares of par value US$0.00005 each.

Adoption of Amended and Restated Memorandum and Articles

Shareholders approved, by special resolution, the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second Amended M&A”) be adopted in in substitution for and to the exclusion of the existing memorandum and articles of association with effect upon the Share Capital Changes taking effect.

Approval of Share Consolidation

Shareholders approved an ordinary resolution following the Share Capital Changes and conditional upon the approval of the Board, on an effective date within one calendar year after the conclusion of the Meeting to be determined by the Board (the “Share Consolidation”):

(a) every one thousand class A ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two as the Board may determine in its sole discretion, be consolidated into one class A ordinary share and every one thousand class B ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two as the Board may determine in its sole discretion, be consolidated into one class B ordinary share, where such consolidated Class A Ordinary Shares and Class B Ordinary Shares (as the case may be) shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class B ordinary shares of the Company as set out in the Second Amended M&A;

(b) all fractional entitlements to the issued Consolidated Class A Ordinary Shares and Consolidated Class B Ordinary Shares as resulted from the Share Consolidation will not be issued to the Shareholders and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number; and

(c) the Board be authorized and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the definitive ratio of the Share Consolidation, the effective date of the Share Consolidation and any other changes to the Company’s authorized share capital in connection with and as necessary to effect the Share Consolidation.

F-29